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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.             )*
                                         ------------

                            NATIONAL INSURANCE GROUP
- - --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    636525107
           ----------------------------------------------------------
                                 (CUSIP Number)

              JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS LLP
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
- - --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 23, 1996
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 636525107                              PAGE          OF          PAGES
                                                      --------    --------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MARK A. SPEIZER
________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                        (b) / /X
________________________________________________________________________________
3  SEC USE ONLY

________________________________________________________________________________
4  SOURCE OF FUNDS*

          OO
________________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or (E)                                                               / /

________________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

________________________________________________________________________________
                 7  SOLE VOTING POWER
   NUMBER OF          1,918,529 SHARES
     SHARES      _______________________________________________________________
  BENEFICIALLY   8   SHARED VOTING POWER
    OWNED BY              7,200 SHARES
      EACH
________________________________________________________________________________
    REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON           1,918,429 SHARES
      WITH
________________________________________________________________________________
               10  SHARED DISPOSITIVE POWER
                        7,200 SHARES

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,925,629 SHARES
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    41.2%
________________________________________________________________________________
14  TYPE OF REPORTING PERSON*
    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

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ITEM 1.  SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is:

               National Insurance Group
               Common Stock (the "Common Stock")

               The name and address of the principal executive office of the issuer of such securities are:

               National Insurance Group
               400 Oyster Point Blvd., Suite 115
               South San Francisco, CA  94080-1933

               National Insurance Group (the "Company") is a corporation incorporated under the laws of the state of California.


ITEM 2.  IDENTITY AND BACKGROUND.

               The name and principal business address of the person filing this statement are:

               Mark A. Speizer
               395 Oyster Point Blvd., Suite 500
               South San Francisco, CA  94080-1933


               Mr. Speizer is a member of the Board of Directors of the Company and each of its subsidiaries. Mr. Speizer was Chairman of the Board, Chief Executive Officer, and President of the Company until October 19, 1995. Since then, his principal occupation has

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been as an individual investor and businessman (and member of the Board of
Directors of the Company).

               In the past five years, Mr. Speizer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Mr. Speizer is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Speizer agreed to purchase a total of 824,295 shares (the "Herman Shares") pursuant to the Option and Stock Purchase Agreement entered into as of May 1, 1996, as amended (the "Stock Purchase Agreement"), between Howard L. Herman and Marcia E. Herman, Bradley Herman, Barbara Herman and the Joel Franklin Herman Trust (collectively, the "Sellers") and Mr. Speizer. Of those shares, 788,795 were purchased on May 31, 1996 ("First Closing Shares") in Los Angeles, California. The remaining 35,500 shares (the "Second Closing Shares") will be purchased no later than June 15, 1996 (subject to certain extensions provided in the Stock Purchase Agreement) in Los Angeles, California. At the time of Mr. Speizer's purchase of the First Closing Shares, Mr. Speizer acquired all right, title and power to vote such shares and in connection therewith, each of the Sellers gave Mr. Speizer a proxy to vote the shares pending transfer of the shares into his name (collectively, the "Herman Proxies").

               Mr. Speizer's agreement to purchase the Herman Shares pursuant to the Stock Purchase Agreement was expressly conditioned upon receipt of an approval, or an exemption from the full filing and prior approval requirements of California Insurance Code Section 1215.2, from the California Department of Insurance (the "Department"). On May 23, 1996, the Department granted such exemption.

               Pursuant to the Stock Purchase Agreement, Mr. Speizer paid the Sellers $50,000 for an option, subject to condition subsequent as described above, to purchase the Herman Shares. The purchase price for the Herman Shares was $8,605,098 (the "Purchase Price"), allocable $8,232,348 ($10.44 per share) to the First Closing Shares and $372,750 ($10.50 per share) to the Second Closing Shares. The price for the First Closing Shares was paid by $2,892,382.05 in cash and promissory notes payable by Mr. Speizer to the Sellers in the total principal amount of $5,339,965.45, and the price for the Second Closing Shares will be paid by $132,422.95 in cash and promissory notes payable by Mr. Speizer to the Sellers in the total principal amount of $240,327.05 (such promissory notes, collectively, the "Speizer Notes").


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               As collateral for the Speizer Notes, Mr. Speizer is required to pledge to the Sellers pursuant to Security Agreements and Stock Pledges (the "Stock Pledge Agreements") the Herman Shares and 400,000 additional shares of the Company's Common Stock currently owned by Mr. Speizer (together, the "Pledged Shares"). The Pledged Shares are required to be held in escrow by City National Bank (of Beverly Hills, California), as pledgeholder, pursuant to the terms of that certain Escrow Agreement dated as of May 31, 1996 by and among Mr. Speizer, the Sellers and City National Bank as escrow agent.

               Mr. Speizer has obtained from Arabella S.A. ("Arabella"), a Luxembourg company whose shares are publicly listed on the Luxembourg stock exchange, a line of credit for up to $4.2 million. Advances under the line of credit from Arabella are evidenced by a one-year term note bearing interest at 10% per annum (the "Arabella Note"). The Arabella Note is unsecured and no principal or accrued interest will be due and payable by Mr. Speizer until the end of the term. Such line of credit is available to fund the purchase of the Herman Shares and amounts necessary for Mr. Speizer to make any regularly scheduled payments of principal and interest coming due under the Speizer Notes during the term of the Arabella Note and certain other expenses.

ITEM 4.  PURPOSE OF TRANSACTION.

               Mr. Speizer co-founded the Company and was Chairman of the Board of the Company, and of its wholly owned subsidiary, Great Pacific Insurance Company ("Great Pacific"), from its formation until October, 1995. He was also the Company's President and Chief Executive Officer until that date. He is a current member of its Board of Directors. Immediately prior to the acquisition described in Item 3 above, Mr. Speizer had beneficial ownership of approximately 22.5% of the outstanding shares of the Company's common stock and was its largest shareholder. As a result of the aforementioned acquisition, Mr. Speizer has beneficial ownership of approximately 40% of the outstanding shares of the Company's common stock.

               Mr. Speizer plans to propose a slate of directors which the current Board of Directors has agreed to nominate at its Annual Meeting of Shareholders expected to take place in July, 1996, provided that Mr. Speizer has purchased the Second Closing Shares on or before June 12, 1996. Mr. Speizer anticipates that such slate of directors will include Bruce Cole, Kevin R. McCarthy, Nuno D'Adda Brandolini, Saul Jodel, and himself. Bruce Cole is the Executive Vice President and General Counsel of J.B. Oxford & Company. Kevin McCarthy and Nuno D'Adda Brandolini are President and Managing Director, respectively, of Scorpion Holdings. Saul Jodel is the Chairman of Toymakers, Inc. Mr. Speizer also intends to seek the offices of Chairman of the Board and Chief Executive Officer of the Company, and will seek to have his nominee selected as President upon resignation of the current President.


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Mr. Speizer is acquiring the Herman Shares with a view towards actively managing the company and considering actions that would enhance shareholder value. Mr. Speizer believes that the Company's Common Stock is currently undervalued, and he believes that the Board of Directors of the Company should be evaluating alternatives available to the Company to maximize the value of the Company for all shareholders. If Mr. Speizer's nominees for Director are elected, the Speizer nominees intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, holdings, operations, properties, policies and personnel, and to consider alternative strategies to enhance stockholder value.

          As of May 31, 1996, Mr. Speizer has agreed to the terms of an option agreement set forth on the Speizer/LLC Term Sheet for Option Agreement (the "Term Sheet") which require him to negotiate in good faith to enter into an option agreement with Scorpion Acquisition, LLC, a Delaware limited liability company (the "LLC"). The Term Sheet provides that, subject to obtaining Department approval of the acquisition, the LLC will acquire from Mr. Speizer the Pledged Shares and assume Mr. Speizer's obligations under the Speizer Notes and the Arabella Note pursuant to a 6 month option to be granted by Mr. Speizer to the LLC (the "LLC Option"). Upon exercise of the LLC Option, Mr. Speizer will receive a 22.5% profits interest in the LLC (after return of capital to certain members of the LLC and the payment of certain expenses by the LLC). Such Term Sheet was agreed to in Los Angeles, California.

          Subject to the foregoing, Mr. Speizer intends to review on a continuing basis his investment in the Common Stock of the Company and may, subject to the continuing evaluation of the factors discussed herein, acquire or dispose from time to time additional shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, Mr. Speizer may, from time to time, retain or sell all or a portion of his holdings of the shares in the open market or in privately negotiated transactions. Any action that he might undertake with respect to the shares will be dependent upon his individual review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

          Other than as described above, Mr. Speizer does not have plans to dispose of the Herman Shares, however, Mr. Speizer retains the right at all times to sell or otherwise dispose of all or any part of the Herman Shares pursuant to an effective registration statement under the Securities Act and applicable state securities laws, or under an exemption from such registration available under the Securities Act (including Rule 144 and Rule 144A) and applicable state securities laws and subject, nevertheless, to the disposition of his property being at all times within its control. Although the foregoing reflects activities currently


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contemplated by Mr. Speizer with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that he will purchase or dispose of additional shares or take any of the other actions referred to above. Except as set forth above, he has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Speizer is the beneficial owner of 1,925,629 shares (41.2%) of the Company's outstanding Common Stock (the "Speizer Shares"). Of the foregoing, 40,520 are shares Mr. Speizer may acquire by exercise of certain options, which are fully vested and may be exercised at any time. 35,500 of the Speizer Shares are the Second Closing Shares (as previously defined), which will be acquired by Mr. Speizer on or before June 15, 1996 (subject to certain extensions) pursuant to the Stock Purchase Agreement. (See Item 2 above.) 2,400 of the Speizer Shares are owned by Mr. Speizer's wife, Linda Speizer, and 2,400 of the Speizer Shares are owned by each of Mr. Speizer's two daughters (Stacey M. Speizer and Stephanie L. Speizer), for a total of 7,200 shares. Mr. Speizer disclaims any beneficial ownership of those 7,200 shares. Mr. Speizer has sole dispositive and voting power as to 1,918,429 of the Speizer Shares and may be considered to have shared dispositive and voting power with his wife and daughters, as applicable, as to 7,200 of the Speizer Shares.

          See Items 3 and 4 above for a description of the transactions in the Speizer by Mr. Speizer occurring during the past 60 days.

          Of the Speizer Shares, the following amounts have been (or will be) pledged: (i) 200,000 to The Pacific Bank, (ii) 436,514 to The Commercial Bank of South San Francisco, and (iii) 1,224,295 to the Sellers in connection with the Stock Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          See Item 3 above for a description of the Stock Purchase Agreement, the Speizer Notes, the Stock Pledge Agreements, the Herman Proxies, and the Escrow Agreement.

          See Item 4 above for a description of the LLC Option.  Messrs. Kevin
R. McCarthy and Nuno D'Adda Brandolini are the current members and managers of the LLC. It is anticipated that the LLC will have additional members, including Mr. Speizer (who also will act as manager) upon approval by the Department of the transfer of the Pledged Shares to the LLC. It also is anticipated that, assuming the LLC acquires the Pledged Shares, the LLC will not sell the Pledged Shares before December 1, 1996 and, if the LLC receives an offer to purchase such shares after December 1, 1996, Mr. Speizer will have the first right to purchase


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such shares at the price offered to the LLC by a third party.  In addition, it is anticipated that the LLC will give a proxy to Mr. Speizer to vote the Pledged Shares.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Option and Stock Purchase Agreement, as amended
2. Escrow Agreement
3. Speizer Notes
4. Stock Pledge Agreements
5. Herman Proxies
6. Credit Agreement by and between Mark A. Speizer and Arabella S.A., dated as of May 31, 1996
7. Arabella Note
8. Term Sheet


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1996




                    -----------------------------
                    Mark A. Speizer